SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 September 22, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote --------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Form 51-102F3
Material Change Report

  Name and Address of Company

          Microcell Telecommunications Inc.
          800 de La Gauchetiere Street West
          Suite 4000
          Montreal, Quebec
          H5A 1K3

  Date of Material Change

          September 20th, 2004.

  News Release

          Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on September 20th, 2004. A copy of such press release is attached hereto as Schedule "A" and forms a part hereof.

  Summary of Material Change

On September 20, 2004, Microcell jointly announced with Rogers Wireless Communications Inc. ("Rogers Wireless") and Rogers Communications Inc. ("RCI") that Rogers Wireless and Microcell have entered into an agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell's Class A Restricted Voting shares and Class B Non-Voting shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants for C$15.79 and 2008 warrants for C$15.01. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

  Full Description of Material Change

On September 20, 2004, Microcell jointly announced with Rogers Wireless and RCI that Rogers Wireless and Microcell have entered into an agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell's Class A Restricted Voting shares and Class B Non-Voting shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants for C$15.79 and 2008 warrants for C$15.01. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

The combined businesses will operate Canada's only nationwide GSM/GPRS/EDGE wireless network and will serve over 5.1 million voice and data customers. This transaction also creates a company of measurably increased scale allowing for significant opportunities for operating and capital spending efficiencies.

The members of the Board of Directors of Microcell have agreed that the Rogers Wireless offer is fair to the shareholders of Microcell and in the best interests of their company. The Board of Directors of Microcell has agreed to recommend to its shareholders to support the Rogers Wireless offer. The Board of Directors received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild that the Rogers Wireless offer is fair, from a financial point of view, to the shareholders of Microcell.

Rogers Wireless intends to finance the purchase through cash on hand, drawdown of its C$700 million bank credit facility and through bridge loan of up to C$900 million from RCI. RCI will fund the bridge loan through cash on hand and drawdown of credit facilities at its other subsidiaries.

The Rogers Wireless offer is subject to receipt of certain regulatory approvals and other customary conditions, including a requirement that two- thirds of the shares must be tendered. Under certain circumstances, a fee of $45 million is payable by Microcell to Rogers Wireless, including if a superior proposal is recommended by the Board of Directors of Microcell.

Documents relating to the Rogers Wireless offer are expected to be sent to Microcell's securityholders within ten business days. Investors and securityholders are urged to read the tender offer statement from Rogers Wireless and the solicitation/recommendation statement from Microcell regarding the proposed tender offer referenced in the foregoing information, when they become available, because they will contain important information. The tender offer statement and the solicitation/recommendation statement will be filed in Canada on SEDAR and in the U.S. with the U.S. Securities and Exchange Commission on the Commission's website. Investors and security holders may obtain a free copy of the tender offer statement or the solicitation/recommendation statement (when they are available) and other documents filed by Rogers Wireless or Microcell on the SEDAR website at www.sedar.com and on the Commission's website at www.sec.gov. The tender offer statement, the solicitation/recommendation statement and these other documents may also be obtained for free from Rogers Wireless by directing a request to investor.relations@rci.rogers.com or from Microcell by directing a request to investor.relations@microcell.ca, as applicable.

A copy of the support agreement entered into between Microcell and Rogers Wireless is attached hereto as Schedule "B" and forms a part hereof.

  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

  Omitted Information

Not applicable.

  Executive Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Date of Material Change Report

September 22nd, 2004.

SIGNED at Montreal, Quebec.

/s/ Jocelyn Cote
--------------------------------------------------------------------
Jocelyn Cote,
Vice-President, Legal Affairs and Assistant Secretary

Schedule "A"
Press Release

News Release

For immediate release

ROGERS WIRELESS ANNOUNCES AGREEMENT TO PURCHASE MICROCELL TELECOMMUNICATIONS FOR C$35 PER SHARE

Microcell Board Recommends Shareholders Tender to Rogers Wireless Offer

TORONTO AND MONTREAL, Sept. 20 /CNW/ - Rogers Wireless Communications Inc. ("Rogers Wireless"), Rogers Communications Inc. ("RCI") and Microcell Telecommunications Inc. ("Microcell") jointly announced today that Rogers Wireless and Microcell have entered into an agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell's Class A Restricted Voting shares and Class B Non-Voting shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants for C$15.79 and 2008 warrants for C$15.01. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

The combined businesses will operate Canada's only nationwide GSM/GPRS/EDGE wireless network and will serve over 5.1 million voice and data customers. This transaction also creates a company of measurably increased scale allowing for significant opportunities for operating and capital spending efficiencies.

The members of the Board of Directors of Microcell have agreed that the Rogers Wireless offer is fair to the shareholders of Microcell and in the best interests of their company. The Board of Directors of Microcell has agreed to recommend to its shareholders to support the Rogers Wireless offer. The Board of Directors received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild that the Rogers Wireless offer is fair, from a financial point of view, to the shareholders of Microcell.

"This transaction will position Rogers to better compete against incumbent telco wireless operators in Canada," said Ted Rogers, President and CEO of RCI. "It also ensures a healthy, competitive marketplace and all of the associated benefits for wireless customers across Canada."

"The combination of Rogers Wireless and Microcell will offer our customers the strength of our common network, operating on the world standard GSM technology, and continued leadership in delivering innovative wireless solutions," said Nadir Mohamed, President and CEO, Rogers Wireless. "The combination will make Rogers Wireless the largest wireless operator in Canada with over 5.1 million voice and data customers across the country and with pro forma network revenues of approximately $3.0 billion."

Microcell's President and CEO, Andre Tremblay stated "We believe that this transaction constitutes an attractive opportunity for our customers and our shareholders alike. It allows for the continuation of the Fido brand in the marketplace, ensures our customers will continue to receive excellent service and offers them the benefit, upon closing, of significantly enhanced wireless coverage across Canada."

Rogers Wireless intends to finance the purchase through cash on hand, drawdown of its C$700 million bank credit facility and through bridge loan of up to C$900 million from RCI. RCI will fund the bridge loan through cash on hand and drawdown of credit facilities at its other subsidiaries.

The Rogers Wireless offer is subject to receipt of certain regulatory approvals and other customary conditions, including a requirement that two- thirds of the shares must be tendered. Under certain circumstances, a fee of $45 million is payable by Microcell to Rogers Wireless, including if a superior proposal is recommended by the Board of Directors of Microcell.

Documents relating to the Rogers Wireless offer are expected to be sent to Microcell's securityholders within ten business days. Investors and securityholders are urged to read the tender offer statement from Rogers Wireless and the solicitation/recommendation statement from Microcell regarding the proposed tender offer referenced in the foregoing information, when they become available, because they will contain important information. The tender offer statement and the solicitation/recommendation statement will be filed in Canada on SEDAR and in the U.S. with the U.S. Securities and Exchange Commission on the Commission's website. Investors and security holders may obtain a free copy of the tender offer statement or the solicitation/recommendation statement (when they are available) and other documents filed by Rogers Wireless or Microcell on the SEDAR website at www.sedar.com and on the Commission's website at www.sec.gov. The tender offer statement, the solicitation/recommendation statement and these other documents may also be obtained for free from Rogers Wireless by directing a request to investor.relations@rci.rogers.com or from Microcell by directing a request to investor.relations@microcell.ca, as applicable.

TD Securities Inc. is acting as financial advisor to Rogers Wireless on this transaction. J.P. Morgan Securities Inc. and Rothschild are acting as financial advisors to Microcell on this transaction.

About the Companies:

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS/EDGE cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has over 3.9 million voice and data customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

Microcell Telecommunications Inc. (TSX: MT.A and MT.B) is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high- speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Cautionary Statement Regarding Forward Looking Information
This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Reminder to holders of Microcell Class A Restricted Voting Shares and Class B Non-Voting Shares
Microcell reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non- Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

For Further Information

Rogers:

Investment Community:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric Wright, 416.935.3550, eric.wright@rci.rogers.com

Media:

Jan L. Innes, 416.935.3525, jan.innes@rci.rogers.com
Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com

Microcell:

Investment Community:

Thane Fotopoulos, 514.937.0102, ext. 8317, thane.fotopoulos@microcell.ca

Media:

Claire Fiset, 514.937.0102, ext. 7824, claire.fiset@microcell.ca
Karen Berkhout, 604.783.0701, karen.berkhout@microcell.ca

SUPPORT AGREEMENT

This support agreement is made as of 19th day of September 2004 between Microcell Telecommunications Inc. (the "Corporation") and Rogers Wireless Communications Inc. (the "Offeror").

RECITALS

  This Agreement sets out the terms and conditions upon which the Offeror will, either directly or through a wholly owned subsidiary, make offers on the terms set forth in Schedule A to this Agreement (the "Offers") for all of the issued and outstanding Securities of the Corporation at a consideration per Security as specified in Schedule A hereto.

  The Board, after consultation with its financial and legal advisors, has determined that the consideration per Share offered pursuant to the Offers is fair to the holders of Shares and that the Offers are in the best interests of the Corporation and the holders of Shares, has approved this Agreement and has resolved to recommend that holders of Shares accept the Offers in respect of the Shares.

THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

1.       INTERPRETATION

1.1     Definitions

          In this Agreement:

  "Acquisition Proposal" means, other than from the Offeror or any issuance of Shares pursuant to the exercise of the Warrants and the COM Canada Warrants, any merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, sale of a material number of shares or rights or interests therein or thereto or similar transactions involving the Corporation and/or the Subsidiaries, or a written proposal to do so, excluding the Offers;

  "Board" means the board of directors of the Corporation;

  "Business Day" means any day on which banks in each of the Cities of Montreal and Toronto are open for business;

  "CBCA" means the Canada Business Corporations Act, as amended from time to time;

  "Class A Shares" means the Class A restricted voting shares in the capital of the Corporation;

   "Class B Shares" means the Class B non-voting shares in the capital of the Corporation;

  "COM Canada Warrants" means the warrants issued by the Corporation to COM Canada, LLC pursuant to a warrant agreement between the Corporation and COM Canada, LLC effective as of May 3, 2004;

  "Commissioner of Competition" means the Commissioner of Competition appointed under the Competition Act and any person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

  "Competition Act" means the Competition Act of Canada (R.S.C. 1985, c. C-34), as amended;

  "Competition Act Clearance" means:

  (i) except where the Commissioner of Competition waives the obligation to file, the filing by the Offeror and the Corporation of the notifications required under Part IX of the Competition Act; and

  (ii) any one of the following:

  (A) the issuance of an advance ruling certificate ("ARC") by the Commissioner of Competition under Section 102(1) of the Competition Act, in form and substance satisfactory to the Offeror acting reasonably, to the effect that the Commissioner of Competition is satisfied that the Commissioner of Competition would not have sufficient grounds on which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the transactions contemplated in the Offers and which ARC shall remain in force, unamended, at the Effective Date; or

  (B) the waiting period(s) under section 123 of the Competition Act shall have expired or been earlier terminated or waived and the Commissioner of Competition shall have advised the Offeror (which advice will not have been rescinded or amended), to the satisfaction of the Offeror, in its reasonable judgement but subject to the Offeror's obligations in Section 7.2 hereof, that she does not intend to oppose the purchase of the Securities under the Offers and will not have made or have threatened to make an application under the Competition Act in respect of the purchase of the Securities under the Offers or in respect of the business or assets of the Offeror or the Corporation, where such application or threat remains outstanding.

  "Competition Tribunal" means the Competition Tribunal established under the Competition Tribunal Act of Canada (R.S.C. 1985, c.19 (2nd Supp.)), as amended;

  "Compulsory Acquisition" means a compulsory acquisition pursuant to the compulsory acquisition provisions of Part XVII of the CBCA;

  "Confidentiality Agreement" means the letter agreement dated July 14, 2004 between the Offeror and the Corporation;

  "Credit Facilities" means collectively, the Amended and Restated Tranche A Exit Facility Agreement, the Tranche B-Term Loan A Credit Agreement and the Tranche B-Term Loan B Credit Agreement, each dated as of March 17, 2004 and entered into among, inter alia, the Corporation, as parent, Microcell Solutions Inc., as borrower, JP Morgan Chase Bank, Toronto Branch, as administrative agent, and the financial institutions parties thereto as lenders, as amended, supplemented, restated, extended or otherwise modified from time to time;

  "CSAs" means Canadian Securities Administrators;

  "Data Room Information" means the documents listed in the index annexed as Schedule C, all of which the Corporation confirms it has made available to the Offeror or its legal counsel pursuant to an IntraLinks website;

  "Effective Date" means the first date on which the Offeror has taken up and paid for the Securities under the Offers;

  "Environmental Laws" means all applicable federal, provincial, state, local and foreign laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

  "Environmental Liabilities" means, with respect to any person, all liabilities, obligations, responsibilities, response, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, natural resource damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property;

  "Environmental Permits" means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

  "Equivalent Insurance" an insurance policy that is substantially equivalent in terms of amount, scope, exclusions, deductibles and limitations to the Corporation's current directors' and officers' liability insurance policy;

  "Filed CSA Documents" means any documents filed with the CSAs that are disclosed in full under the Corporation's name pursuant to the SEDAR website;

  "fully-diluted basis" means with respect to the number of outstanding Shares at any time, the number of such Shares of any class that would be outstanding assuming all outstanding Options and other rights to purchase Class A Shares and Class B Shares have been exercised, including the exercise of the Warrants and the COM Canada Warrants but excluding the Rights;

  "Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner (including the Commissioner of Competition), tribunal (including the Competition Tribunal) board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

  "Hazardous Material" means any substance, material or waste which is regulated by, or forms the basis of liability under, any Environmental Laws, including any material or substance which is defined as a "solid waste", "hazardous waste", "hazardous material", "hazardous substance", "dangerous good", "extremely hazardous waste", "restricted hazardous waste", "pollutant", "contaminant", "hazardous constituent", "special waste", "toxic substance" or other similar term or phrase under any Environmental Laws, or petroleum or any fraction or by-product thereof, asbestos, substances used for dry-cleaning and the waste and breakdown products thereof, polychlorinated biphenyls (PCB's), or any radioactive substance;

   "including", "includes" or similar expressions are not intended to be limiting and all deemed to be followed by the expression "without limitation";

(aa)  "Liens" means any hypothecs, mortgages, liens, charges, security interests, encumbrances and adverse claims;

(bb)  "Material Adverse Effect" means (a) with respect to the Offeror, any change or effect having a material adverse effect on the ability of the Offeror to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis or (b) with respect to the Corporation and the Subsidiaries, any change or effect having a material adverse effect on the results of operations or financial condition of the Corporation and the Subsidiaries, on a consolidated basis; provided, however, that with respect to the Corporation and the Subsidiaries, effects relating to (i) changes in general economic or political conditions or the securities markets, (ii) changes in laws, rules, regulations or orders of any Governmental Entity or interpretations thereof by any Governmental Entity or changes in accounting rules, (iii) changes affecting generally the industries in which the Corporation or any of the Subsidiaries conducts business, (iv) the announcement of the transactions contemplated by this Agreement or other communication by the Offeror of its plans or intentions with respect to any of the businesses of the Corporation or any of the Subsidiaries, (v) the consummation of the transactions contemplated by this Agreement or any actions by the Offeror or the Corporation taken pursuant to this Agreement, (vi) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof, (vii) any change in the market price or trading volume of any of the Securities, (viii) any failure by the Corporation to meet any earnings estimates of equity analysts, for any period, (ix) any actual or threatened litigation by any security holder, whether by way of class action, derivative proceeding or otherwise arising from allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby or (x) any matter of which the Offeror has actual knowledge on the date hereof shall be deemed not to constitute a "Material Adverse Effect" and shall not be considered in determining whether a "Material Adverse Effect" has occurred;

(cc) "Offers" shall have the meaning ascribed thereto in the Recitals of this Agreement and "Offer" means any of the Offers;

(dd) "Options" means any existing or future rights or options to purchase Shares outstanding under the Stock Option Plan or otherwise;

(ee) "Outside Date" means January 1, 2005, subject to the right of either party to postpone the Outside Date by 30 days if the approvals listed in Schedule B have not been obtained, by giving written notice to the other party to such effect no later than 5:00 p.m. (Montreal time) on the date that is 15 days prior to the original Outside Date, or such other date as may be agreed to by the parties;

(ff) "partially-diluted basis" means with respect to the number of outstanding Class B Shares at any time, the number of Class B Shares that would be outstanding assuming all outstanding Options for Class B Shares and other rights to purchase Class B Shares (other than Rights) have been exercised (including the exercise of the COM Canada Warrants for Class B Shares), but not assuming the exercise of the Warrants or conversion of Class A Shares;

(gg) "Person" includes any natural person, body corporate, Governmental Authority or other juridical entity;

(hh) "Release" means any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Material in the indoor or outdoor environment, including the movement of Hazardous Material through or in the air, soil, surface water, ground water or property;

(ii) "Rights" has the meaning ascribed thereto in the Rights Plan;

(jj) "Rights Plan" means the Shareholder Rights Plan of the Corporation dated as of May 1, 2003, as amended or supplemented from time to time;

(kk) "Securities" means the Shares and the Warrants, collectively;

(ll) "Shares" means the Class A Shares and the Class B Shares, collectively;

(mm) "Stock Option Plan" means the stock option plan of the Corporation dated as of May 1, 2003, as amended or supplemented from time to time;

(nn) "Stock Purchase Plan" means the stock purchase plan of the Corporation dated as of May 1, 2003, as amended or supplemented from time to time;

(oo) "Subsequent Acquisition Transaction" means any proposed statutory arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or other transaction involving the Corporation and/or the Subsidiaries and the Offeror or an affiliate of the Offeror;

(pp) "Subsidiaries" means Microcell Solutions Inc., Inukshuk Internet Inc. and Telcom Investments Inc., all wholly-owned subsidiaries of the Corporation, and any other subsidiary of the Corporation whose consolidated assets or revenues represent 5% or more of the consolidated assets or revenues, as the case may be, of the Corporation;

(qq) "Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made or received under circumstances that the Board determines in good faith, after consultation with its financial and outside legal advisors, would, if consummated in accordance with its terms, result in a transaction which (A) is more favourable to the holders of Shares from a financial point of view than the transactions contemplated by this Agreement, and (B) is reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal;

(rr) "Termination Fee" means a fee equal to $45 million;

(ss) "Termination Fee Event" shall have the meaning ascribed thereto in Section 9.1 of this Agreement;

(tt) "Warrants" means the Warrants 2005 and the Warrants 2008, collectively;

(uu) "Warrants 2005" means the Warrants 2005 of the Corporation issued pursuant to the warrant indenture dated as of May 1, 2003 and amended on November 20, 2003 between the Corporation and Computershare Trust Company of Canada; and

(vv) "Warrants 2008" means the Warrants 2008 of the Corporation issued pursuant to the warrant indenture dated as of May 1, 2003 and amended on November 20, 2003 between the Corporation and Computershare Trust Company of Canada.

1.2     Securities

References to "Securities" herein includes any securities into which the Securities or any of them may be reclassified, sub-divided, consolidated or converted and any rights and benefits arising therefrom including any extraordinary distributions of securities which may be declared in respect of such Securities.

1.3     Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

1.4     Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Corporation, it shall be deemed to refer to the actual knowledge of Andre Tremblay, Alain Rheaume, Jacques Leduc, Gaetan Jacques, Robert Fortier or Jocelyn Cote after due inquiry.

2.       THE OFFERS

2.1     Timing

The Offeror agrees to make the Offers for all of the Securities as soon as possible but in any event not more than ten Business Days after the date of this Agreement.

2.2     Conditions Precedent

Notwithstanding Section 2.1, the Offeror shall not be required to make the Offers and shall, if it determines not to make the Offers, terminate this Agreement by written notice to the Corporation, if at the time the Offeror proposes to make the Offers:

  there exists a cease trade order, injunction or other prohibition or order at law or under applicable legislation against the Offeror making the Offers or taking up and paying for all of the Securities under the Offers or completing a Compulsory Acquisition or Subsequent Acquisition Transaction; other than in respect of those government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions and exemptions referred to in Schedule A and Schedule B to this Agreement; or

  the Corporation shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement (for representations, warranties, covenants or other agreements qualified as to materiality, in any respect, and for all other representations, warranties, covenants or other agreements, in any material respect) and such breach is not curable or if curable is not cured within 15 days after written notice of the breach has been given to the Corporation by the Offeror in which case the period contemplated in Section 2.1 shall be accordingly extended.

The foregoing conditions are for the sole benefit of the Offeror and may be waived by the Offeror in whole or in part at any time and shall be deemed to have been waived by it if the Offeror makes the Offers.

3.       REPRESENTATIONS AND WARRANTIES

3.1     Representations and Warranties of the Offeror

The Offeror hereby represents and warrants that:

  Organization, Standing and Corporate Power. The Offeror has been duly incorporated under applicable law, is validly existing and has the corporate power and authority to own its properties and conduct its businesses as currently owned and conducted.

  Authority; No conflict. The Offeror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the transactions contemplated by this Agreement have been duly authorized by the board of directors and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror, enforceable against the Offeror in accordance with its terms subject to the usual exceptions as to creditors' rights and the availability of equitable remedies and subject to compliance with the Competition Act. Assuming the approvals and clearances identified in Schedule B hereto are obtained, the execution and delivery by the Offeror of this Agreement and the completion of the transactions contemplated hereby, will not result in a violation or breach by the Offeror of, require any consent to be obtained by the Offeror under or give rise to any termination rights or other adverse consequences under any provision of:

  (i) its certificate of incorporation, articles, by-laws or other charter documents;

  (ii) any law, regulation, order, judgment or decree applicable to it in all material respect, except where such violation or breach would not be material; or

  (iii) any material contract, agreement, license, franchise or permit by which the Offeror is bound or is subject or is the beneficiary.

  Consents and Approvals. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by the Offeror in connection with the execution and delivery of this Agreement by the Offeror, except as identified in Schedule B hereto or where the absence or failure thereof would not be material.

  Financial Resources. The Offeror has the financial resources and is financially capable of completing the Offers.

3.2     Representations and Warranties of the Corporation

The Corporation hereby represents and warrants that, except as disclosed in the Data Room Information or in the Filed CSA Documents:

  Organization, Standing and Corporate Power. The Corporation and each of the Subsidiaries has been duly incorporated under applicable law, is validly existing and has the corporate power and authority to own its properties and conduct its businesses as currently owned and conducted.

  Authority; No Conflict. The Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms subject to the usual exceptions as to creditors' rights and the availability of equitable remedies and subject to compliance with the Competition Act. Assuming the approvals and clearances identified in Schedule B hereto are obtained, the execution and delivery by the Corporation of this Agreement and the completion of the transactions contemplated hereby, will not result in a violation or breach by the Corporation of, require any consent to be obtained or filing to be made by the Corporation under or give rise to any termination rights or other adverse consequences under, any provision of:

  (i) its certificate of incorporation, articles or by-laws;

  (ii) any law, regulation, order, judgment or decree applicable to it, except where such violation or breach would not be material; or

  (iii) any material contract, agreement, license, franchise or permit by which the Corporation is bound or is subject or is the beneficiary, other than the Credit Facilities.

  Licences, Consents and Approvals. Except for licences, registrations and qualifications which, if not obtained, would not reasonably be expected, individually or in the aggregate to have a Material Adverse Effect, each of the Corporation and the Subsidiaries is licensed, registered and qualified to carry on its business as presently carried on by it and is in good standing in all material respects in each jurisdiction in which the nature of its current business makes any such qualification necessary, and all such licences, registrations and qualifications are valid and subsisting and in good standing in all material respects. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by the Corporation in connection with the execution and delivery of this Agreement by the Corporation, except as identified in Schedule B or where the absence or failure thereof would not be material.

  Support of the Offers. The Board, after consultation with its financial and outside legal advisors, has determined that the consideration per Share offered pursuant to the Offers is fair to the holders of the Shares and that the Offers are in the best interests of the Corporation and the holders of the Shares, has approved this Agreement and has resolved to support and to recommend that holders of the Shares accept the Offers.

  Rights Plan. The Board has resolved to waive the application of the Rights Plan to allow the Offeror to proceed with the Offers and take-up and pay for Securities deposited pursuant to the Offers without any dilutive effects resulting from the issue or exercise of the Rights.

  Capital Structure. The authorized share capital consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares, an unlimited number of first preferred shares (issuable in series) and an unlimited number of second preferred shares (issuable in series). As at August 31, 2004, there were 200,669 Class A Shares, 29,518,545 Class B Shares, 3,998,302 Warrants 2005 and 6,163,943 Warrants 2008 issued and outstanding. In addition, as at August 31, 2004, the COM Canada Warrants entitled the holder thereof, to acquire 3,977,272 additional Class B Shares. As at August 31, 2004, the Corporation had granted Options to acquire 1,391,181 Class B Shares. Except as described in this Agreement, as at August 31, 2004, there were no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating the Corporation to issue or sell any shares of the capital of the Corporation or securities or obligations of any kind convertible into or exchangeable for any shares of the capital of the Corporation.

  Canadian Securities Legislation. The Corporation is a "reporting issuer" under the applicable Canadian and a foreign private issuer under United States securities legislation and is not in default of any material requirements of any applicable securities laws; no delisting, suspension of trading in or cease trading order with respect to the Securities is pending or, to the knowledge of the Corporation, threatened.

  Financial Statements. Each of the consolidated financial statements of the Corporation included in the Filed CSA Documents filed after May 1, 2003 has been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved (except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by applicable laws) and fairly present in all material respects the consolidated financial position of the Corporation as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments and except that such unaudited interim financial statements may omit notes which are not required in the unaudited financial statements).

  Absence of Certain Changes or Events; No Undisclosed Material Liabilities. Since June 30, 2004 (i) each of the Corporation and the Subsidiaries has conducted its business in the ordinary course, including as to the making of forward commitments, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Corporation and the Subsidiaries, on a consolidated basis, has been incurred other than in the ordinary course and (iii) there has not occurred any change which has had a Material Adverse Effect. No indebtedness for borrowed money has been created, incurred, assumed or guaranteed since June 30, 2004 in an amount in excess of $1,000,000 in the aggregate.

  Assets. Each of the Corporation and the Subsidiaries has good and valid title to the material assets reflected as its property in the latest balance sheet of the Corporation included in the Filed CSA Documents (other than any such asset disposed of or consumed in the ordinary course of business), free and clear of any and all Liens except (A) Liens permitted or required under the Credit Facilities, (B) those reflected or reserved against in the latest balance sheet of the Corporation included in the Filed CSA Documents, (C) taxes not in default and payable without penalty and interest, and (D) other Liens that individually or in the aggregate do not have a Material Adverse Effect.

  Litigation, etc. (i) There is no suit, claim, action or proceeding pending or, to the knowledge of the Corporation, threatened against the Corporation or any of the Subsidiaries before any Governmental Entity, and (ii) neither the Corporation nor any of the Subsidiaries is subject to any outstanding order, writ, judgment, injunction, decree or arbitration order or award that, in any such case described in clauses (i) and (ii), has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no suits, claims, actions or proceedings pending or, to the knowledge of the Corporation, threatened against the Corporation or any of the Subsidiaries, seeking to prevent the transactions contemplated by this Agreement.

  Compliance with Applicable Law. Each of the Corporation and the Subsidiaries is in compliance with all applicable statutes, law, ordinances, rules, certificates, orders, injunctions, arbitral awards, grants, regulations and other authorization of any Governmental Entity, except for non-compliances which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

  Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Corporation, other than J.P. Morgan Securities Inc., J.P. Morgan Securities Canada Inc. and N M Rothschild & Sons Canada Securities Limited, the fees and expenses of which will be paid by the Corporation in accordance with the terms of the engagement letters entered into with each of them (copies of which engagement letters will be given to the Offeror redacted to blackout the fee structure referred to therein). Based on the price of the Offers as set forth in Schedule A, the Corporation will be required to pay fees (not including expenses) in the aggregate amount of approximately $13,950,000 pursuant to such engagement letters, of which $2,150,000 has been paid to date.

  Written Opinions of Financial Advisors. The Corporation has received the opinions of each of J.P. Morgan Securities Inc. and N M Rothschild & Sons Canada Securities Limited on September 19, 2004 (a true and complete copy of which, when given in writing, will be delivered to the Offeror by the Corporation), to the effect that, based upon and subject to the matters set forth therein, as of the date thereof, the consideration to be received by the holders of Shares in the Offers is fair, from a financial point of view, to such holders, and such opinions have not been withdrawn or modified at the date of the Agreement.

  Restrictions on Business Activities. There is no arbitral award, judgment, injunction, order or decree binding upon the Corporation or any of the Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

  Registration Rights. Except for the COM Canada Warrants and the Warrants, no holder of Securities has any right to compel the Corporation to register or otherwise qualify the Securities (or any of them) for public sale or distribution in Canada or the United States.

  Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by the Corporation or any of the Subsidiaries, or any part thereof, nor is any person entitled to any material rebate, refund, payment, credit or other benefit in the event that any product or service provided by the Corporation or any of the Subsidiaries fails to achieve specified results, a specified level of performance, or other criteria where any such entitlement would reasonably be expected to have a Material Adverse Effect.

  Full Disclosure. All Data Room Information was true, complete and accurate in all material respects as at its respective dates, except to the extent that any inaccuracies have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Corporation. No information contained in this Agreement or in the Data Room Information or other reports delivered by or on behalf of the Corporation to the Offeror or any other written statement furnished by or on behalf of the Corporation to the Offeror contains a misrepresentation (within the meaning of the Securities Act (Ontario)), except to the extent that it relates to a matter or circumstance which could not reasonably be expected to have a Material Adverse Effect with respect to the Corporation and except as to financial forecasts and guidance for which the Corporation represents and warrants only that they have been prepared in good faith using assumptions that were considered to be fair and reasonable as at the dates of such forecasts and guidance.

  Absence of Cease Trade Orders. No order ceasing or suspending trading in the Securities or any of them is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened.

  Insurance. All insurance maintained by the Corporation or any of the Subsidiaries is in full force and effect and in good standing and neither the Corporation nor any of the Subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has the Corporation or any Subsidiary failed to give any notice or present any claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Corporation or any of the Subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default would reasonably be expected not to have a Material Adverse Effect.

  Real Property. All of the real property owned by the Corporation or any of the Subsidiaries is completely and accurately described in the Data Room Information. Except for Liens permitted or required under the Credit Facilities or where non-compliance with Liens would not have a Material Adverse Effect, each such real property is held with good and marketable title free and clear of all Liens and the purpose for which each such real property is used is in compliance with all zoning and local use requirements. To the knowledge of the Corporation and the Subsidiaries, the landlords or licensors under such licences, leases, sub-leases and agreements are not in material breach of any of their obligations thereunder and no state of facts which, after notice or lapse of time or both or otherwise, would result in a material breach or default thereunder which could reasonably be expected to have a Material Adverse Effect. Also disclosed in the Data Room Information is a complete and accurate list of all material immovable or real property licenses, leases, sub-leases and all agreements or offers to lease or sub-lease which are in force and any amendments, extensions and/or additions thereto to which the Corporation or any Subsidiary is a party, by which any of them is bound, or in respect of which any of them is entitled to benefit. Accurate and complete copies of all such material licenses, leases, sub-leases and agreements and of any and all material amendments, extensions and/or additions thereto have been included in the Data Room Information.

  Obligations. There are no outstanding obligations relating to any written notice or order issued by any Governmental Entity in respect of any of the properties owned or leased by the Corporation or any of the Subsidiaries nor has the Corporation or any of the Subsidiaries received any notice from any Governmental Entity alleging any deficiency or non-compliance with any municipal agreements (including any development or site plan agreements), building restrictions, zoning or building laws or by-laws, building codes, fire codes or environmental laws which would individually or in the aggregate have a Material Adverse Effect.

  Expropriation. No part of the property or assets of the Corporation or any of the Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor is the Corporation or any of the Subsidiaries aware of any intent or proposal to give such notice or commence any such proceedings.

  Licences. All licences that the Corporation or any of the Subsidiaries are required to obtain that are related to their respective businesses or the ownership or operation of their respective properties and assets have been obtained, are disclosed in the Data Room Information and are currently valid, in full force and effect and in good standing, expect for such failure as could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Corporation. Neither the Corporation nor any of the Subsidiaries has violated the terms or conditions of any such licence, except for such violations as could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Corporation. No notice of a violation of any such licence has been received by the Corporation or any of the Subsidiaries or recorded or published and, to the knowledge of the Corporation, no proceeding is pending or threatened to revoke, suspend, cancel, prevent the renewal of, or limit any such licence which would individually or in the aggregate have a Material Adverse Effect.

  Labour Matters.

  (i) Neither the Corporation nor any of the Subsidiaries is a party to any collective bargaining agreement nor to the knowledge of the Corporation subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or, to the knowledge of the Corporation, threatened strikes or lockouts affecting the Corporation or any of the Subsidiaries or any charge of unfair labour practice (other than routine individual grievances).

  (ii) Except where the same would not result in a Material Adverse Effect, neither the Corporation nor any of the Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Corporation, threatened, or any litigation, actual or, to the knowledge of Corporation, threatened, relating to employment or termination of employment of employees or independent contractors, other than those claims or such litigation which are disclosed in the Data Room Information.

  (iii) Except where the same would not result in a Material Adverse Effect, each of the Corporation and the Subsidiaries has operated in accordance with all applicable laws with respect to employment and labour, including employment and labour standards, occupational health and safety, pay equity, workers' compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Corporation, threatened proceedings before any board or tribunal with respect to any employment or labour matters.

  (iv) The Data Room Information lists all the employee benefit, health, welfare, supplemental employment, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement plans or arrangements applicable to present or former employees or directors of the Corporation or any of the Subsidiaries which are currently maintained or participated in by the Corporation or any of the Subsidiaries (the "Employee Plans").

  (v) Except where the same would not result in a Material Adverse Effect, all of the Employee Plans are registered where required by, and are in good standing in all material respects under, all applicable laws or other legislative, administrative or judicial promulgations applicable to the Employee Plans and, other than routine claims for benefits, there are no actions, claims, proceedings or governmental audits (and, to the knowledge of the Corporation, none are pending), relating to the Employee Plans.

  (vi) No amendments to any Employee Plan have been promised and no amendments to any Employee Plan will be made or promised prior to the Effective Date which affect or pertain to the employees of Corporation or any of the Subsidiaries.

  (vii) Other than as described in the Data Room Information, there are no agreements or undertakings by the Corporation or any of the Subsidiaries to provide post-retirement benefits to any of their respective present or former employees.

  (viii) Neither the Corporation nor any of the Subsidiaries has established or maintains any pension plan.

  Employees. The Data Room Information contains or there has been delivered to the Offeror:

  (i) a complete and accurate list, in all material respects, as of the date of this Agreement, of the employee numbers and annual compensation entitlements of all individuals earning annual compensation of $150,000 or more who are employed by the Corporation or any of the Subsidiaries on a full or part time basis, including all individuals who may be considered to be employees pursuant to applicable law or equity, notwithstanding that they may have been laid off or terminated or on a short term, long term or parental leave, together with the location of their employment;

  (ii) a complete and accurate list, in all material respects, as of the date of this Agreement, of the date each such individual was hired by the Corporation or a Subsidiary, as applicable; and

  (iii) a summary of the severance arrangements pursuant to each contract entitling any officer, director, consultant or employee of the Corporation or any subsidiary to any bonus, retention payment, severance payment, change in control payment or similar entitlement as a result of entering into this Agreement or any of the transactions contemplated hereby.

(aa)     Tax Matters.

(i) Each of the Corporation and the Subsidiaries has timely filed, or caused to be filed, all tax returns required to be filed by them, all of which returns were correct and complete in all material respects.

(ii) Each of the Corporation and the Subsidiaries, taken as a whole, have made adequate provision in their books and records for any taxes accruing in respect of any period subsequent to the period covered by the Corporation's most recently published consolidated financial statements.

(iii) Since the publication date of the Corporation's most recently published consolidated financial statements, no tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued which could reasonably be expected to have a Material Adverse Effect.

(iv) The Corporation and each of the Subsidiaries have paid, or caused to be paid, all taxes that are shown on its tax returns to be due and payable or have provided adequate accruals in accordance with generally accepted accounting principles, which are reflected in the Corporation's most recently published consolidated financial statements, for any taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any tax returns.

(v) Except as reserved in the most recently published consolidated financial statements of the Corporation, neither the Corporation nor any of the Subsidiaries has received any written notification that any material issues have been raised (and are currently pending or threatened) by the Canada Revenue Agency or any other taxing authority in any jurisdiction, including any sales tax authority, in connection with any tax returns and no waivers of statutes of limitation have been given with respect to the Corporation or any of the Subsidiaries. All assessments of tax made against the Corporation or any of the Subsidiaries were paid when due, and adequate reserves have been accrued on the most recently published financial statements for those amounts owing but not yet due. Except as reserved in the most recently published consolidated financial statements of the Corporation, there are no proposed (but unassessed) additional taxes relating to the Corporation or any of the Subsidiaries and none has been asserted which, if assessed, would reasonably be expected to have a Material Adverse Effect.

(vi) Each of the Corporation and the Subsidiaries has deducted and remitted to the relevant Governmental Entity on or before the due dates therefor all income taxes, employment insurance contributions, pension plans contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes and other taxes or deductions or other amounts which it is required by applicable law or contract to so collect and remit to all Governmental Entities or other persons entitled to receive payment of same.

(bb)     Environmental Matters.

To the Corporation's knowledge, each of the of the Corporation and the Subsidiaries and their respective businesses, operations, and properties:

(A) has obtained and currently holds all Environmental Permits which are required under all Environmental Laws except where the absence of same would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(B) is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits except where the failure to be in compliance would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(C) has not received any order, request or notice from any person alleging a material violation of any Environmental Laws except where any such order, request or notice would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(D) except where the same would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect (a) is not a party to any litigation or administrative proceeding, nor so far as it is aware, is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (b) is not aware of any conditions existing currently or likely to exist which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal. remedial action or other response pursuant to applicable Environmental Laws by it; and (c) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(E) has not used, owned operated, occupied or managed, had charge of or control over, now or in the past, any real property that is not free of contamination from any Hazardous Material except for such contamination that could not reasonably be expected to adversely impact the value or marketability of such real property and which could not reasonably be expected to result in Environmental Liabilities except where the same would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(F) has not caused, suffered or permitted to occur any Release of Hazardous Materials on, at, in, under, above, to, from or about any of the real property used, owned, operated, occupied or managed by it or over which it had charge of or control now or in the past by it contrary to any Environmental Laws except where the same would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect; and

(G) is not involved in operations or knows of any facts, circumstances or conditions, including any Release of Hazardous Material, that could reasonably be expected to result in any Environmental Liabilities except where the same would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(cc)     Computer Systems and Software.

The computer systems and software of the Corporation and the Subsidiaries including personal computers and special purpose systems (including billing systems, operational support systems and business support systems) are fully operational and have the appropriate licensing and material documentation describing, among other things, the operation of the hardware, software, required maintenance, appropriate period run books or other operational procedures, all operating systems, applications and utilities, except where the absence of same would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. To the Corporation's knowledge, such documentation matches the implementation of the hardware and software in use.

(dd)     Subscribers.

The Corporation has disclosed to the Offeror or its legal counsel the number, as of May 31, 2004, of postpaid and prepaid subscribers of the Corporation in the provinces of Ontario and Quebec, in the Maritimes and in Western Canada.

4.        COVENANTS OF THE CORPORATION

4.1      Conduct of Business

The Corporation hereby agrees that until the Effective Date or the Offers have been withdrawn in accordance with the terms hereof or this Agreement has been terminated pursuant to Section 8:

  it shall conduct its business in the ordinary course, except as may be required in order to comply with the terms of this Agreement;

  it shall use its reasonable commercial efforts to comply promptly with all material requirements which applicable law may impose on the Corporation and the Subsidiaries;

  subject to compliance with applicable competition laws, it will promptly advise the Offeror orally and in writing of any change which becomes known to its senior officers which would have a Material Adverse Effect;

  subject to compliance with applicable competition laws, it will use its reasonable efforts to consult on an ongoing basis with the Offeror in order that the representatives of the Offeror will become more familiar with the philosophy and techniques of the Corporation and the Subsidiaries as well as with their respective businesses and financial affairs, such consultations, subject to compliance with applicable competition laws, to include, using its reasonable efforts, consultations in relation to any commitments, arrangements or transactions proposed to be entered into that would be out of the ordinary course of business or outside the current business plan and that could reasonably be expected to give rise to a material liability or commitment of any kind and will use reasonable efforts so that such consultations be effected on a basis that will allow sufficient time for the Offeror to give reasonable consideration to the same;

  except as contemplated hereunder, and subject to compliance with applicable competition laws, it shall not:

  (i) pay any dividend or other distribution to shareholders (including by way of return of capital), or issue or commit to issue any share, warrant or other ownership interest in the Corporation or any of the Subsidiaries, except as a result of the exercise of any Warrants, COM Canada Warrants or Options or pursuant to the Stock Purchase Plan;

  (ii) grant or commit to grant any options, warrants, convertible securities or rights to subscribe for, purchase or otherwise acquire or exchange into any shares or other ownership interest in the Corporation or the Subsidiaries;

  (iii) directly or indirectly redeem, purchase or otherwise acquire or commit or offer to acquire any share, warrant or other ownership interest in the Corporation or the Subsidiaries;

  (iv) effect any subdivision, consolidation or reclassification of any of its Securities (or pay any dividend or make any distribution on or in respect of any of its Securities); or

  (v) except if required in order to comply with the Canadian ownership regulations under the Telecommunications Act (Canada) and with the Offeror's consent, such consent not to be unreasonably withheld, amend its articles or by-laws or permit any Subsidiary to amend its articles or by-laws;

  (vi) except as publicly disclosed prior to the date hereof, commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary and regular course of business consistent with prior practice in light of the current industry and economic conditions, or permit any subsidiary to do so;

  (vii) amend, vary or modify, or take any other action under the COM Canada Warrants, the Stock Option Plan, the Stock Purchase Plan, or the Warrants, other than is required pursuant to the provisions thereof as the same are currently in effect;

  (viii) guarantee the payment of any indebtedness or create, incur or assume any indebtedness or permit any Subsidiary to do so relating to an aggregate amount of $1 million or more;

  (ix) satisfy or settle any claim prior to the same being due, relinquish any contractual rights, enter into any interest rate, currency or commodity swaps, hedges or similar financial obligations, commence any claim out of the ordinary course of business or amend or otherwise vary any existing claim out of the ordinary course of business or permit any Subsidiary to do any of the foregoing, except where the same would not have a Material Adverse Effect;

  (x) enter into any non arm's length transactions or grant or permit any Subsidiary to grant to any of their respective officers and directors any increase in compensation (except as expressly required pursuant to the terms of any existing written employment agreement including a collective bargaining agreement or except for (i) the payment of the 2004 corporate bonuses in an aggregate amount of up to $15 million, inclusive of the entitlement Level "F" employees; (ii) payments of amounts under the Corporation's long term bonus plan contained in the Data Room Information and as varied to reflect the current circumstances which payments shall not exceed $4.5 million in the aggregate, inclusive of the entitlement Level "F" employees; and (iii) routine annual increases all in the ordinary course of business consistent with past practice) or to pay any severance or termination amounts (except pursuant to an existing written employment agreement), whether or not such compensation, payment or amount is payable in cash, or enter into or modify any employment arrangements or contract with any such person (whether with an existing employee or a new employee) or enter into any agreement to pay severance amounts for termination or termination packages (or enter into any commitments for such payment);

  it shall not settle or compromise any claim brought by any present, former or purported holder of any of Securities in connection with the transactions contemplated by this Agreement prior to the Effective Date without the prior written consent of the Offeror, such consent not to be unreasonably withheld;

  except in the ordinary course or as required by applicable law, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement if it would have a Material Adverse Effect;

  prior to the Effective Date, the Corporation shall, and shall cause each of the Subsidiaries to, take such actions as are necessary or desirable to reorganize their respective capital, assets and corporate structure as the Offeror may reasonably require; provided, however, that no such reorganization will be undertaken if (i) the Offeror has not agreed to pay the reasonable actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred directly relating to same in the event that the Effective Date does not occur, (ii) the effectiveness thereof shall only occur immediately prior to the Offeror taking up the Securities under the Offers and (iii) any such actions shall not constitute a breach of the covenants, representations and warranties hereunder;

  it shall use its best efforts to maintain and shall use its best efforts to cause each Subsidiary to maintain its existing insurance except where replaced by insurance from insurers with at least as favourable credit ratings where such replacement insurance offers similar coverage, is subject to no more onerous deductibles and is at a similar cost; and

  it shall advise the Offeror in writing promptly after any senior officer acquires actual knowledge thereof:

(A) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of the Corporation contained in this Agreement, if made on or as of the date of such event or the Effective Date, untrue, inaccurate or incomplete in any material respect (for any representation or warranty which expressly speaks solely of a specific date, if it would have been untrue, inaccurate or incomplete in respect of such date);

(B) of the occurrence of any event that has a Material Adverse Effect;

(C) of any breach by the Corporation of any covenant contained herein; and

(D) of any death, disability, resignation, termination of employment or other departure of any senior officer of the Corporation or of any Subsidiary.

4.2     Covenants Relating to the Transaction

The Corporation hereby agrees that unless the Offers have been withdrawn in accordance with the terms hereof or this Agreement is terminated pursuant to Section 8:

  if the Offeror takes up and pays for Securities pursuant to the Offers, it will assist the Offeror in connection with any Compulsory Acquisition or Subsequent Acquisition Transaction to acquire the remaining Securities, provided that the consideration offered in connection with the Subsequent Acquisition Transaction for each class of Securities is at least equal to the consideration offered under the Offers;

  subject to obtaining an irrevocable and complete discharge in favour of each member of the Board and confirmation that insurance coverage is maintained as contemplated in Section 6.3 and provided that the Offeror has taken up and paid for at least two-thirds of the outstanding Shares, it shall use its reasonable commercial efforts to cause such members of the Board to resign as the Offeror may require, at the time and in the manner requested by the Offeror, as of the Effective Date, with a nominee of the Offeror to be appointed to the Board immediately after each such resignation. In the event that less than two-thirds of the outstanding Shares but more than 50.1% of the outstanding Shares on a fully diluted basis are taken up and paid for by the Offeror, the Corporation shall use its reasonable commercial efforts to cause a majority of the members of the Board to resign, with a nominee of the Offeror to be appointed immediately after each such resignation, the whole as provided above;

  it shall recommend that holders of Shares accept the Offers in respect of the Shares and not act, or fail to act, in any way that might reasonably be expected to discourage such holders from accepting the Offers and, except as permitted hereby, not withdraw such recommendation;

  it shall use all reasonable efforts to cause each holder of Options, entitlements under the Stock Option Plan, COM Canada Warrants or Warrants to exercise same (including, as regards Options or such entitlements, through application of acceleration of vesting) or to surrender same for cash or Shares in accordance with the terms thereof; provided that in connection with any acceleration of the vesting of Options caused by the Corporation for such purpose, the original vesting thereof shall revert six months after the Effective Date in respect of any such Options that remains outstanding;

  it shall apply for and use all reasonable efforts to obtain or assist the Offeror in obtaining, as the case may be, all required regulatory and other approvals and clearances, including those identified in Schedule B, other than Competition Act Clearance, relating to the Corporation and the Subsidiaries and make all necessary filings and notifications in order to permit the transactions contemplated hereby to proceed together with all consents and other approvals of third parties as may be necessary or desirable for the consummation of such transactions;

  it shall use all reasonable efforts to assist the Offeror in securing Competition Act Clearance, including but not limited to:

  (i) promptly filing all required notification(s) under Part IX of the Competition Act;

  (ii) promptly co-operating with and providing all necessary information and documentation reasonably required by the Commissioner of Competition or her authorized representative upon being requested to do so by such authority; and

  Notwithstanding the foregoing, all requests and enquiries from the Commissioner of Competition or her authorized representative shall be dealt with by the Corporation in consultation with the Offeror. Furthermore, the Corporation shall:

  (A) not extend or consent to any extension of any waiting period under the Competition Act or enter into any agreement with the Commissioner of Competition or her authorized representative relating to the Offers to not consummate the transactions contemplated hereby, except with the consent of the Offeror;

  (B) promptly notify the Offeror of written communications of any nature from the Commissioner of Competition relating to the Offers and provide the Offeror with copies thereof, except to the extent of any Highly Confidential Information (as defined in the Confidentiality Agreement), which Highly Confidential Information shall be provided only to the external legal counsel of the Offeror and shall not be shared by such counsel with any other person;

  (C) permit the Offeror to review in advance any proposed written communications of any nature with the Commissioner of Competition or her authorized representative relating to the Offers, and provide the Offeror with final copies thereof, except to the extent of any Highly Confidential Information (as defined in the Confidentiality Agreement), which Highly Confidential Information shall be provided only to the external legal counsel of the Offeror and shall not be shared by such counsel with any other Person; and

  (D) not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner of Competition or her authorized representative relating to the Offers in respect of any filings, investigation or inquiry concerning the Offers unless it consults with the Offeror in advance and gives the Offeror the opportunity to attend and participate thereat (except where the Commissioner of Competition or her authorized representative expressly requests that the Offeror should not be present at the meeting or discussion or part or parts of the meeting or discussion); and

  it shall use all reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting the property or assets of the Corporation or any of the Subsidiaries, and in co-operation with Offeror, this Agreement or the consummation of the transactions contemplated hereby.

4.3     Directors' Circular and List of Holders

The Corporation confirms to the Offeror and agrees that:

  it shall use its best efforts to mail a directors' circular (which shall reflect the determination and recommendation referred to in Section 3.2(d)) simultaneously with the mailing of the Offers, as well as providing drafts thereof to the Offeror, in order to provide the Offeror with an opportunity to comment thereon (it being agreed that the final form and content of the directors' circular shall be determined by the Corporation acting reasonably and on a basis consistent with the terms hereof); and

  it shall cause a list of holders of Securities prepared by the Corporation or the transfer agent(s) of the Corporation in accordance with section 50 of the CBCA and a list of holders of Options and any other rights, Warrants, COM Canada Warrants or convertible securities currently outstanding (with full particulars as to the purchase, exercise or conversion price and expiry date) prepared by the Corporation (as well as a security position listing from each depositary, including The Canadian Depository for Securities Limited) to be delivered to the Offeror within five Business Days after execution of this Agreement and supplemental lists setting out any changes thereto for each Business Day thereafter to be delivered forthwith to the Offeror, all such deliveries to be both in printed form and computer-readable format.

4.4     No solicitation, etc.

Subject to Section 5 and applicable laws, the Corporation agrees:

  not, directly or indirectly, through any officer, director, employee, representative or agent of the Corporation or any of the Subsidiaries, to solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, participate in any discussions or negotiations regarding any Acquisition Proposal, withdraw or modify in a manner adverse to the Offeror the approval of the Board of the transactions contemplated hereby, accept or approve or recommend any Acquisition Proposal or cause the Corporation to enter into any agreement related to any Acquisition Proposal;

  immediately to cease and cause to be terminated any existing discussions or negotiations with any parties (other than the Offeror) with respect to any potential Acquisition Proposal;

  not to release or permit the release of any third party from or waive any confidentiality, non-solicitation or standstill agreement to which such third party is a party; and

  immediately to cease to provide any other party with access to information concerning the Corporation and the Subsidiaries and request, in accordance with the confidentiality agreement signed with such parties, the return or destruction of all confidential information provided to any third party that has entered into a confidentiality agreement with the Corporation relating to any potential Acquisition Proposal.

5.       ACQUISITION PROPOSALS, CHANGES IN RECOMMENDATION, ETC.

5.1     Acquisition Proposals

The Corporation shall provide the Offeror with a copy of (i) any written notice from any person informing it that such person is considering making, or has made, an Acquisition Proposal or (ii) any Acquisition Proposal (or any amendment thereto), in each case as soon as practicable after it is received by the Corporation.

5.2     Access to Information

If the Corporation receives a written request for non-public information relating to the Corporation and/or the Subsidiaries or any of them in connection with an Acquisition Proposal or for access to the properties, books or records of the Corporation and/or the Subsidiaries or any of them from a person who shall have made or intends to make an Acquisition Proposal and the Board determines in good faith, after consultation with financial advisors and outside legal advisors that the failure to take such action would be inconsistent with the Board's fiduciary duties and that such proposal, if consummated, in accordance with its terms, is reasonably likely to result in a Superior Proposal, then:

  the Corporation may, subject to entering into a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement, provide such person with access to such information; and

  subject to any restrictions in that regard contained in the Confidentiality Agreement, the Offeror will be provided with a list of or copies of the information and access to similar information as that provided to such person, except to the extent such information was already provided or made available to the Offeror.

5.3     Changes in Recommendation

If the Corporation receives an Acquisition Proposal, the Corporation may withdraw or modify in a manner adverse to the Offeror its approval or recommendation of the Offers or accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than the confidentiality agreement referred to in Section 5.2(a)) on the basis that such an Acquisition Proposal would constitute a Superior Proposal if:

  the Corporation has given notice to the Offeror of its intention to do so, which notice shall disclose the fees and expenses payable to the Corporation's financial advisors referred to in Section 3.2(m) in respect of the completion of such Acquisition Proposal together with, in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed by the Board in good faith for such non-cash consideration after consultation with its financial advisors;

  the Corporation has complied with this Section 5;

  the Corporation is not in default under Section 4.1(e)(i)-(v), 4.2(c), 4.3 or 4.4 of this Agreement; and

  five Business Days shall have elapsed from the later of (i) the date the Offeror received the notice referred to in Section 5.3(a) and (ii) the date the Offeror was provided with a copy of such Acquisition Proposal.

5.4     Right to Match

The Offeror may, but is not required to, during the five Business Day period provided for in Section 5.3(d), offer in writing to amend the terms of this Agreement and, if it does so, then the Board shall review any such offer in good faith, in consultation with its financial and outside legal advisors and, if the Board:

  determines that the Acquisition Proposal would thereby cease to be a Superior Proposal, it will cause the Corporation to enter into an amendment to this Agreement reflecting the offer by the Offeror to amend the terms hereof; or

  continues to believe that the Acquisition Proposal would nonetheless remain a Superior Proposal, provided that the Corporation has paid to the Offeror the Termination Fee in accordance with the terms of Section 9.2, it may cause the Corporation to reject the offer by the Offeror to amend the terms hereof and terminate this Agreement as provided in Section 8.2.

5.5     Amendments to Acquisition Proposals

For greater certainty, any amendment of an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.

6.       COVENANTS OF THE OFFEROR

6.1     Offers

Subject to the terms and conditions hereof, the Offeror hereby agrees to:

  provide copies of drafts of the Offers to the Corporation and its advisors, in order to provide them with an opportunity to comment thereon (it being agreed that the final form and content of the Offers (except for those terms and conditions described in Schedule A hereto, which will form part of the Offers) shall be determined by the Offeror, consistent with the terms hereof);

  apply for and use all reasonable efforts to obtain all required regulatory and other approvals and clearances, including those identified in Schedule B, other than Competition Act Clearance, and make all necessary filings and notifications in order to permit the transactions contemplated hereby to proceed together with all consents and other approvals of third parties as may be necessary or desirable for the consummation of such transactions;

  subject to Section 7.2, use all reasonable efforts to secure Competition Act Clearance, including but not limited to:

  (i) promptly filing all required notification(s) under Part IX of the Competition Act; and

  (ii) promptly co-operating with and providing all necessary information and documentation reasonably required by the Commissioner of Competition or her authorized representative upon being requested to do so by such authority;

   The Offeror shall:

  (A) promptly notify the Corporation of material written communications from the Commissioner of Competition or her authorized representative and provide the Corporation with copies thereof; and

  (B) permit the Corporation to review in advance any material proposed written communications with the Commissioner of Competition or her authorized representative, and provide the Corporation with final copies thereof, except in case (A) and (B) above, to the extent of any Highly Confidential Information (as defined in the Confidentiality Agreement), which Highly Confidential Information shall be provided only to the external legal counsel of the Corporation and shall not be shared by such counsel with any other person;

  if all of the conditions of the Offers are either met or, if applicable, waived at or prior to the expiry of the Offers, the Offeror shall take up the Securities deposited under the Offers and pay for such Securities as soon as practicable after, and in any event within two Business Days of, the first date on which the Offeror is permitted to do so under applicable securities laws;

  in the event that the Offeror increases the consideration per Security offered under the Offers (but, for greater certainty, excluding any greater consideration paid as a consequence of a Compulsory Acquisition Transaction), the Offeror will pay such increased consideration to each holder of Securities in respect of all Securities tendered, notwithstanding that such Securities have previously been taken up and paid for by the Offeror;

  if it takes up and pays for Securities pursuant to the Offers, use all commercially reasonable efforts to acquire the remaining Securities, within a period not exceeding 120 days after the date of completion of the Offers, by way of Compulsory Acquisition or Subsequent Acquisition Transaction for a consideration equal to the consideration under the Offers for each class of Securities;

  following the Effective Date, it will cause the Corporation to duly and timely perform its obligations pursuant to (i) the compensation policy of the Corporation in respect of its directors and (ii) the Corporation's employment arrangements with officers and employees; and

  without limitation to any other provision hereof, use all reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

6.2     Stock Option Plan and Retention Plan

The Offeror acknowledges and agrees that:

  the Board may resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the expiry of the Offers, including by causing the vesting thereof to be accelerated;

  the Board may authorize the cancellation of Options concurrent with the expiry of the Offers in consideration for cash and/or Shares issued, in each case in lieu of the cash value thereof;

  it shall agree with the Corporation to tendering arrangements in respect of the Offers in order to facilitate the conditional exercise of the Options and tender of the Shares to be issued as a result of such conditional exercise (including providing for the ability of holders of Options to tender their Options or to tender Shares on the basis of guaranteed deliveries);

  (i) holders of Options will be permitted to tender Shares issuable thereunder and for such purpose to exercise their Options, conditional upon the Offeror taking up and paying for the Shares under the Offers, which Options shall be deemed to have been exercised concurrently with the take-up of Shares and (ii) all Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offers, provided that the holders of such Options indicate that the Shares are tendered pursuant to the Offers and otherwise validly accept the Offers in accordance with their terms with respect to such Shares;

  if certain holders of Options do not exercise and tender their Options as contemplated under Section 6.2(d), the Offeror shall offer to pay to such holders, in respect of each Share subject to an Option, the cash amount, if any, by which the purchase price for the Shares under the Offers exceeds the exercise price of such Option on the date of take-up of, and payment for, the Shares under the Offers, in exchange for the termination of their Options; and

  (i) subject to obtaining the consent of the Offeror, such consent not to be unreasonably withheld, the Board may establish a new retention pool for the benefit of certain or all of its key employees and officers so as to retain them until the Effective Date and (ii) the Board is entitled on or before the Effective Date to prepay the amounts which may become payable pursuant to the Corporation's existing retention plan and existing employment arrangements with its officers and employees.

6.3     Directors' and Officers' Insurance and Indemnities

  Without limiting the right of the Corporation to do so prior to the Effective Date, the Offeror hereby agrees to use its reasonable commercial efforts to secure directors' and officers' liability insurance coverage for the current and former directors and officers of the Corporation and the Subsidiaries on a six year "trailing" (or "run-off") basis. If a trailing policy is not available at a reasonable cost, then the Offeror agrees that for the entire period from the Effective Date until six years after the Effective Date, the Offeror will cause the Corporation or any successor to the Corporation to maintain the Corporation's current directors' and officers' liability insurance policy or Equivalent Insurance having in either case terms and conditions no less advantageous in any material respect to the directors and officers of the Corporation or the Subsidiaries (with respect to their acting as directors or officers thereof) than those contained in the policy in effect on the date hereof, for all current and former directors and officers of the Corporation or the Subsidiaries, covering claims made prior to or within six years after the Effective Date. Further, the Offeror agrees that, after the expiration of that six year period, if there is no cost in doing so, the Offeror shall use reasonable commercial efforts to cause such directors and officers to be covered under the Offeror's then existing directors' and officers' liability insurance policy.

  From and after the Effective Date, the Offeror shall not do anything to prevent the Corporation from indemnifying and hold harmless and providing advancement of expenses to, all past and present directors and officers of the Corporation or the Subsidiaries to the extent such persons are lawfully entitled to indemnity from the Corporation or the Subsidiaries or have the right to advancement of expenses as of the date of this Agreement by the Corporation or the Subsidiaries pursuant to the Corporation's or Subsidiaries' by-laws and indemnity agreements, in existence immediately prior to the Effective Date, for acts or omissions occurring on or prior to the Effective Date (including acts or omissions occurring in connection with the approval of this Agreement and consummation of the transactions contemplated hereby). The Offeror will not (unless it assumes such obligations and gives written notice to the beneficiaries thereof to the extent it has their addresses) liquidate the Corporation or otherwise take any other action to materially adversely affect the ability of the Corporation to satisfy its indemnity obligations referred to herein.

  The provisions of this Section 6.3 are intended to be for the benefit of, and will be enforceable by, each insured or indemnified party, his or her heirs and his or her legal representatives. Furthermore, the provisions of this Section 6.3 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date.

6.4     Confidentiality Agreement

The Offeror hereby confirms that it remains bound by the terms of the Confidentiality Agreement in accordance with the terms thereof, except to the extent modified hereby and notwithstanding that this Agreement may be terminated for any reason whatsoever.

7.       FURTHER ASSURANCES

7.1     Satisfaction of Conditions of the Offers

Subject to the conditions herein provided, each party hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offers and this Agreement, including the execution and delivery of such documents as the other party hereto may reasonably require, and, without limiting the foregoing, shall use commercially reasonable efforts:

  to obtain all necessary government or regulatory approvals, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those of Industry Canada and of any stock exchanges or other securities or regulatory authorities) and waiver or expiration of all waiting or suspensory periods, in each case required to be obtained by it;

  to satisfy (or cause the satisfaction of) the conditions of the Offers set forth in Schedule A to this Agreement, the satisfaction of which are under its control, provided that the Corporation is not responsible for obtaining the approvals and clearances identified in Schedule B hereto, except to the extent specifically provided for elsewhere in this Agreement;

  to oppose, lift or rescind any cease trade order, injunction or other prohibition or other order which adversely affects the Offeror's ability to consummate the Offers, to take up and pay for the Securities or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction; and

  to effect all necessary registrations, filings and applications under all applicable laws.

Each of the parties hereto, where appropriate, shall reasonably co-operate with the other in taking such actions.

7.2     Competition Act

Notwithstanding any other provisions of this Agreement, including Schedule A hereto:

  if the Commissioner of Competition advises the Offeror that she has concerns about the competitive impact of the transactions contemplated by the Offers and this Agreement, and that Competition Act Clearance will be given if certain steps are taken to resolve those concerns, the Offeror shall take any steps necessary to secure Competition Act Clearance (including negotiating, offering to take and, if such offer is accepted, effecting by consent agreement or order, hold separate arrangement, undertaking or otherwise, the divestiture of assets, or undertaking of any form of behavioural remedy, however, not including the divestiture of all of the Securities or all or substantially all of the assets of the Corporation and its Subsidiaries), so as to enable the transactions contemplated by the Offers and this Agreement to be completed prior to the Outside Date; and

  subject to Section 7.2(a) above, the Offeror shall be entitled, either before and/or after the Outside Date or the date on which the Securities are taken up, to challenge before the Commissioner of Competition, the Competition Tribunal and/or a court any position(s) taken by the Commissioner of Competition.

8.       TERM AND TERMINATION

8.1     Term

Except as expressly provided herein, this Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

8.2     Termination by the Corporation

The Corporation, when not in default in the performance of its material obligations under this Agreement and when not in breach of its representations and warranties contained herein, may, without prejudice to any other rights, terminate its obligations under this Agreement by written notice to the Offeror if:

  the Offers have not been made within the time period provided in Section 2.1;

  the Offers (or any amendment thereto) do not conform in all material respects with the description of the Offers in Schedule A;

  the Offeror has not taken up and paid for the Securities on or prior to the Outside Date;

  the Offers shall have expired or have been withdrawn in accordance with their terms without the Offeror having purchased any Securities pursuant to the Offers as a result of the failure of any of the conditions set forth in Schedule A;

  Securities deposited under the Offers have not been taken up and paid for on or before the date that is two Business Days after the expiry date of the Offers (as they may have been extended) for any reason whatsoever other than that all the terms and conditions of the Offers have not been complied with or, to the extent the Offeror is permitted to waive such conditions pursuant to the provisions of Schedule A, waived by the Offeror; it being understood that if all of the terms of the extended Offers have been complied with or waived by the Offeror, such Securities shall have been taken up and paid for before any further extension of the Offers in accordance with applicable Canadian securities legislation;

  a Termination Fee Event shall have occurred, provided that no termination under this Section 8.2(f) shall be effective unless and until the Corporation shall have paid to the Offeror the Termination Fee in accordance with the terms of Section 9.2; or

  the Offeror shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach is not curable or, if curable, is not cured within 15 days after written notice of the breach has been given to the Offeror by the Corporation.

8.3     Termination by Offeror

The Offeror, when not in default in the performance of its material obligations under this Agreement, may, without prejudice to any other rights other than as provided in Section 9.3, terminate its obligations under this Agreement by notice to the Corporation if:

  the Offeror has not taken up and paid for the Securities on or prior to the Outside Date;

  a Termination Fee Event shall have occurred;

  the Offers shall have expired or have been withdrawn in accordance with their terms without the Offeror having purchased, or having been required to purchase pursuant to this Agreement or applicable law, any Securities pursuant to the Offers as a result of the failure to satisfy any of the conditions set forth in Schedule A;

  the Corporation shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach is not curable or, if curable, is not cured within 15 days after written notice of the breach has been given to the Corporation by the Offeror; or

  Competition Act Clearance cannot be secured except by divesting or agreeing to divest all of the Securities or all or substantially all of the assets of the Corporation and its Subsidiaries.

8.4     Effect of Termination

In the event of the termination of this Agreement pursuant to Section 8.2 or 8.3, this Agreement (except for (i) Sections 9.2, 9.4, 10.1 and 11.2 and (ii) the Confidentiality Agreement) shall forthwith become void and cease to have any force or effect without any liability on the part of either party hereto or any of its affiliates; provided that nothing in this Section 8.4 shall relieve either party to this Agreement of liability for any breach of this Agreement occurring prior to the termination thereof.

9.       TERMINATION FEE EVENT

9.1     Termination Fee Event

A "Termination Fee Event" shall occur if, prior to the Effective Date:

  the Board withdraws or modifies in a manner adverse to the Offeror its approval or recommendation of the Offers and makes a public announcement to that effect;

  the Board recommends any Superior Proposal and makes a public announcement to that effect; or

  the Board fails to reaffirm its recommendation of the Offers by press release within a reasonable time after the public announcement or commencement of any Acquisition Proposal (or in the event that the Offers are scheduled to expire, prior to the scheduled expiry of the Offers);

provided in each case, (i) the Offeror is not in default in the performance of its material obligations under this Agreement and (ii) for greater certainty, that none of the events described in Section 8.2(a), (b) or (e) shall have occurred.

9.2     Payment of Termination Fee

The Corporation shall pay the Termination Fee to the Offeror if this Agreement is terminated pursuant to Section 8.2(f) or 8.3(b), by bank draft or wire transfer no later than the first Business Day following the Termination Fee Event.

9.3     Liquidated Damages

In the event the Termination Fee is paid to the Offeror, no other amounts will be due and payable as damages or otherwise by the Corporation and the Offeror hereby accepts that the Termination Fee is in lieu of any damages or any other payment or remedy which it may be entitled to. The Offeror agrees that the Termination Fee constitutes payment of liquidated damages which are a genuine anticipated assessment or estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and resulting in the termination of this Agreement and does not and will not constitute payment of a penalty.

9.4     Additional Fee Obligation

If this Agreement has been terminated without any payment of the Termination Fee and in circumstances where (i) the Offeror is not in breach of any or its representations, warranties, covenants or other agreements herein in any material respect and (ii) the Competition Act Clearance has been obtained prior to the termination and, within four months thereafter, an Acquisition Proposal is consummated which has a value per Class A Share and per Class B Share greater than the per Share value attributable thereto under the transactions contemplated by this Agreement, the Corporation shall forthwith pay to the Offeror an amount equal to the Termination Fee.

10.     FEES AND EXPENSES

10.1     Fees and Expenses

Except as otherwise provided in section 7.2, each of the Offeror and the Corporation shall be responsible for and bear all of its own fees, costs and expenses (including the fees and disbursements of counsel, financial advisors, accountants, actuaries, consultants and brokers, expenses of its advisors, agents and other representatives) incurred at any time in connection with pursuing or consummating this Agreement and the transactions contemplated hereby. The provisions of this Section 10 shall survive the termination of this Agreement.

11.     GENERAL

11.1     Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations.

11.2     Fiduciary Duties of Directors

No provision of this Agreement shall require the Corporation to cause any of its directors to take any action, or refrain from taking any action, that is required by such person to fulfill his/her fiduciary legal obligations as a director of the Corporation, nor, so long as the Corporation has not breached Section 4.1(e)(i)-(v), 4.2(c), 4.3, 4.4 or 5 of this Agreement, shall any provision of this Agreement prevent the Board from considering, negotiating, approving, recommending to its holders of Shares or other Securities or entering into an agreement in respect of a Superior Proposal or from approving or recommending such Superior Proposal. For greater certainty, a modification, change or withdrawal by the Board of its recommendation of the Offers after the date hereof in the proper exercise of such fiduciary duty shall not result in the representations in Section 3.2 of this Agreement being considered to be untrue or incorrect. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of the Corporation under this Agreement or be construed as a forgiveness or waiver of any breach.

11.3     Control of Other Party's Business

Nothing contained in this Agreement shall give the Offeror, directly or indirectly, the right to control or direct the operations of the Corporation and the Subsidiaries prior to the Effective Date.

11.4     Assignment

The Offeror may assign all or any part of its rights and/or obligations under this Agreement to a wholly-owned subsidiary of the Offeror, but, if such assignment takes place, the Offeror shall continue to be liable jointly and severally (solidarily) with the assignee for any obligations hereunder. This Agreement shall not otherwise be assignable by either party without the consent of the other.

11.5     Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and of Canada applicable therein (without regard to conflict of laws principles).

11.6     Survival of Representations and Warranties

The representations and warranties made by the Corporation shall remain in effect during the term of this Agreement. No investigations made by or on behalf of the Offeror or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Corporation herein or pursuant hereto.

11.7     Amendments

This Agreement may not be amended except by written agreement signed by all of the parties to this Agreement. For greater certainty, the written agreement of those persons referred to in Section 6.3(c) shall not be required, except that no amendment to Section 6.3 or relating to a person's rights thereunder may be effected on or after the Effective Date without such person's written agreement.

11.8     Specific Performance and Other Relief

Subject to Section 9.3, it is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause any other party to sustain injury for which they would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it or they may be entitled, at law or in equity, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

11.9     Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

11.10     Schedules

Schedules A, B and C hereto form an integral part of this Agreement.

11.11     Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement and understanding between the parties pertaining to the subject matter hereof.

11.12     Time

Time shall be of the essence in this Agreement.

11.13     Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

           the Offeror, addressed as follows:

  Rogers Wireless Communications Inc.
  333 Bloor Street East
  Toronto, Ontario M4W 1G9

            Attention:                 David Miller
            Telecopier No.:         (416) 935-2574

  with a copy (which shall not constitute notice) to:

  Fasken Martineau DuMoulin LLP
  Suite 4200
  Toronto Dominion Bank Tower
  Toronto Dominion Centre
  Toronto, Ontario
  M5K 1N6

            Attention: J.A. Levin

            Telecopier No.: (416) 364-7813

           the Corporation, addressed as follows:

           MICROCELL TELECOMMUNICATIONS INC
           800 de la Gauchetiere Street West
           Suite 4000
           Montreal, Quebec
           H5A 1K3

           Attention:         Chairman of the Board and
                                  President and Chief Executive Officer

           Telecopier No.: (514) 937-2554

  with a copy to:

          MICROCELL TELECOMMUNICATIONS INC
          800 de la Gauchetiere Street West
          Suite 4000
          Montreal, Quebec
          H5A 1K3

          Attention:         Jocelyn Cote, Vice President, Legal Affairs

          Telecopier No.: (514) 846-6928

  and a copy (which shall not constitute notice) to:

          STIKEMAN ELLIOTT LLP
          1155-4000 Rene-Levesque Blvd. West
          Montreal, Quebec
          H3B 3V3

          Attention:         Sidney Horn and Marc Barbeau

          Telecopier No.: (514) 397-3222

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof.

11.14     Language

The parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux presentes ont exige que le present contrat et tous autres contrats, documents ou avis afferents aux presentes soient rediges en langue anglaise.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the date first above written.

MICROCELL TELECOMMUNICATIONS INC.		ROGERS WIRELESS COMMUNICATIONS INC.
By:	_________________________________	By:	_________________________________
	Name: /s/ Andre Tremblay		Name: /s/ Edward S. Rogers
	Title: President and Chief Executive Officer		Title: Chairman

By:	_________________________________	By:	_________________________________
	Name: /s/ Jacques Leduc		Name: /s/ Nadir H. Mohamed
	Title: Chief Financial Officer and Treasurer		Title: President & Chief Executive Officer

SCHEDULE A

TERMS OF THE OFFERS

1. General Terms. The Offers shall be made by a circular bid prepared in compliance with the securities laws applicable in Canada and the provinces thereof and in the United States and the states thereof.

2. Expiry of Offers. The Offers shall be open for acceptance for an initial period of thirty-five (35) calendar days.

3. Extension of Offers. The Offers shall not expire or be withdrawn and shall be extended for successive periods of at least 10 days until the earlier of:

  the Outside Date; and

  the date which is 10 days after the Offeror has publicly announced that the conditions set out in paragraphs 7(a) and 7(b) below have been satisfied.

4. Extension of Tender Period. If the Offeror takes up the Securities pursuant to the Offers, the Offeror shall give the holders of Securities that have not tendered their Securities an additional 10-day period to permit such holders to accept the Offers and tender their Securities.

5. Price of the Offers. The Offers shall be made for a consideration of not less than Cdn. $35 per Class A Share, Cdn. $35 per Class B Share, Cdn. $15.79 per Warrant 2005 and Cdn. $15.01 per Warrant 2008, in each case payable in cash.

6. Withdrawal of Deposited Securities. Unless the Offers are withdrawn, Securities may be deposited pursuant to the Offers at any time during which the Offers are open for acceptance and any Securities deposited pursuant to the Offers may be withdrawn at any time until taken up.

7. Conditions of the Offers in respect of the Class A Shares. Subject to applicable law, the Offeror's obligation to take up the Class A Shares under the Offers shall not be subject to any conditions, other than the following:

  there have been validly deposited and not withdrawn, at the expiry of the Offers:

  (i) such number of Class A Shares which represents at least 66-2/3% of the Class A Shares outstanding;

  (ii) such number of Class B Shares which represents at least 66-2/3% of the Class B Shares on a partially-diluted basis; and

  (iii) such number of Securities which represents at least 66-2/3% of the Shares on a fully-diluted basis;

  those government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions and exemptions described in Schedule B shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated or waived, each on terms and conditions satisfactory to the Offeror, acting reasonably no act, action, suit or proceeding shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or department or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere which has a Material Adverse Effect;

  there shall not exist any prohibition at law, including a cease trade order, injunction or other prohibition or order at law or under applicable legislation, against the Offeror making or maintaining the Offers or taking up and paying for Securities deposited under the Offers or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

  there shall not have occurred (or if there shall have occurred prior to the commencement of the Offers, there shall not have been generally disclosed or disclosed as part of the Data Room Information or the Offeror shall not otherwise be aware of) any change having a Material Adverse Effect;

  the Corporation shall not have breached any of its covenants or other agreements set out in this Agreement or where such breach occurred, it shall have been cured within 15 days after written notice of such breach was given to the Corporation by the Offeror;

  all of the representations and warranties of the Corporation made in or under this Agreement shall be true and correct (for representations or warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date and with the same effect as if made at and as of the Effective Date (except to the extent such representations and warranties speak solely of an earlier date, in which event such representations and warranties shall have been true and correct as of such earlier date, and except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement) and the Offeror shall have received a certificate to that effect of the Corporation signed by the chief executive and chief financial officers on its behalf without personal liability, dated as of the Effective Date; and

  there shall have not occurred and be continuing a material adverse change or disruption in the financial, banking or capital markets generally that prevents or makes impractical the funding of the Offeror's credit facilities for the financing of the Offers from parties dealing at arms' length with the Offeror.

Except for the condition set out in paragraph (a) above, which may only be waived with the prior written consent of the Corporation, the foregoing conditions will be for the sole benefit of the Offeror and may be waived by it in whole or in part at any time.

8. Conditions of the Offers in Respect of the Class B Shares and the Warrants. Subject to applicable law, the Offers in respect of the Class B Shares and the Warrants shall only be subject to the Class A Shares being or having been purchased pursuant to the Offer in respect of the Class A Shares. This condition may not be waived by the Offeror, unless it has obtained the prior written consent of the Corporation.

9. Amendment to Conditions. It is understood and agreed that the Offeror shall not be entitled to (i) modify or amend any of the conditions, (ii) add any other conditions to the offers, nor (ii) waive the minimum tender condition set out in paragraph 7(a) above, in each case without having obtained the prior written consent of the Corporation provided that the Offeror shall be entitled to waive the minimum tender condition set out in paragraph 7(a) above if at least 50.1% of the Shares, on a fully diluted basis, have been validly deposited and not withdrawn, at the expiry of the Offers. The conditions set out in paragraphs 7 and 8 (except for the condition set out in paragraph 7(a)) shall be conclusively deemed to have been satisfied or waived upon the taking up by the Offeror of any Securities pursuant to the Offers.

SCHEDULE B

APPROVALS AND WAITING AND SUSPENSORY PERIODS

  Competition Act Clearance (as defined in section 1.1 of this Agreement) shall have been obtained.

  Approval by the Minister of Industry of the change of control of the Corporation and its subsidiaries in respect of the spectrum licenses held by the Corporation and/or its subsidiaries.

SCHEDULE C

DATA ROOM INDEX

See attached.